Exhibit 99.1

Company Contact:	Investor Relations Contact:
Mr. William C. Morro, CEO	Mr. Crocker Coulson, President
CNC Development Ltd.	CCG Investor Relations
Phone: +1-312-957-4172	Phone: +1-646-213-1915 (NY Office)
Email: wmorro@interamerican-group.com	Email: crocker.coulson@ccgir.com
www.cncdev.com

For Immediate Release

CNC Development Ltd. Announces:

 Closing of Convertible Loan Financing

Authorization of Additional Shares and a New Class of Preferred Stock (Class B)

Implementation of a New Working Capital Lending Facility by Subsidiaries

Designation of New Auditor

Replacement of Chief Financial Officer

Principal Office Relocation

Shanghai, P.R.C., March 24, 2009 – CNC Development Ltd. (“CNC” or the “Company”) (OTCBB: CDLVF; CDLKF; CDLWF) (fka InterAmerican Acquisition Group Inc.) today announced several developments that will facilitate the achievement of the Company’s business objectives.

Consummation of Convertible Loan
The Company has borrowed US$600,000 from certain of the Company’s Class A Preferred Shareholders to provide working capital to fund the evaluation of new acquisitions and compliance activities.  In aggregate, the participating lenders have the right to convert the loan principal and accrued interest into 600,000 shares of newly-designated Class B Convertible Preferred stock (“Class B Preferred”) at any time. Under certain circumstances, conversion of the Class B Preferred is mandatory.

Authorization of New Shares
Effective March 22, 2010, the Company’s Memorandum and Articles of Association was amended to delete sections that were no longer operative and to authorize the issuance of additional common and preferred shares, including the Class B Preferred stock that is pari passu with the existing Class A Convertible Preferred Stock (“Class A Preferred”).  The primary differences between the Class B Preferred and the Class A Preferred are that the Class B Preferred is not entitled to vote in the election of Class A Directors and each share of Class B Preferred is convertible into ten CNC common shares instead of one CNC common share.  The total number of CNC’s authorized shares was increased from 125 million to 210 million as a result of the authorization of up to 10 million Class B Preferred shares and an increase in the number of common shares from 100 million to 175 million to accommodate possible future issuances of common stock and conversions of outstanding preferred shares and the exercise of outstanding warrants.

New Working Capital Facility for Chinese Subsidiaries
CNC’s Chinese subsidiaries have arranged to have access to borrowings of up to RMB 24.5 million (approximately US$3.6 million) secured by receivables from a Chinese municipality that is a party to one of the Company’s completed infrastructure projects.  These funds will be used to provide working capital needed to sustain CNC’s continuing business activity in China and to fund obligations necessary to bolster the collectability of contract receivables from other municipalities.

Designation of New Auditor
CNC’s Audit Committee has approved the engagement of UHY Vocation CPA HK Limited (UHY) to serve as its independent auditor.  UHY was the independent auditor for Sing Kung Ltd., the company acquired by CNC in the business combination consummated in September 2009.  CNC had no disputes or disagreements with its previous auditor, McGladrey & Pullen LLP.

CNC’s Chief Executive Officer, William C. Morro, stated, “We expect a seamless transition from our previous independent auditor, as UHY is thoroughly familiar with the business of our subsidiaries, including those in China, and with the details of their acquisition by CNC.”

Replacement of Chief Financial Officer
The Company’s Chief Financial Officer (“CFO”), Mr. Yong Xu, resigned from his position, to accept a position with another company.  There were no disputes or disagreements between the Company and Mr. Xu at the time of his departure.  On an interim basis, until a successor can be appointed, the CFO duties are being filled on a contract basis by Shanghai Longterm CPAS, a professional services firm based in Shanghai whose resources include CPAs and other accounting professionals.

Mr. Morro commented, “We wish Mr. Xu well in his new position and commend him for his contribution to the consummation of the Sing Kung transaction which CNC completed last year.”

Principal Office Relocation
The Company’s principal office has been temporarily relocated to space provided by Shanghai Longterm CPAS at the following location:

Address:                Room 1405
Huiyang Building 6
11139 Pu Dong Avenue
Shanghai 200135
P.R.C.

Telephone:            (+86) 21-5198 1172

About CNC
CNC, registered in the British Virgin Islands, has one operating subsidiary headquartered in Shanghai, P.R.C. that forms and leads consortiums to deliver comprehensive city planning and infrastructure build-outs to selected municipalities in the Peoples’ Republic of China.  CNC is evaluating the pursuit of alternative businesses. CNC’s principal corporate offices are temporarily located at Room 1405, Huiyang Building 6, 11139 Pu Dong Avenue, Shanghai 200135, P.R.C.  The address of CNC’s U.S. agent, WHI, Inc. is 410 South Michigan Ave., Suite 620, Chicago, IL  60605. Additional information about CNC is available on the company’s website: http://www.cncdev.com or in IAG’s and CNC’s public filings, available from the SEC website: http://www.sec.gov.

Safe Harbor
This press release includes forward-looking statements that involve risks and uncertainties.  Forward looking statements are statements that are not historical facts.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.  The parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements.  Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties.  CNC assumes no obligation to update the information contained in this press release.